Exhibit 99.3

EF001

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.
Cash Dividend Announcement for Equity Issuer
Issuer name	Noah Holdings Private Wealth and Asset Management Limited
Stock code	06686
Multi-counter stock code and currency	Not applicable
Other related stock code(s) and name(s)	Not applicable
Title of announcement	FINAL DIVIDEND FOR THE YEAR ENDED DECEMBER 31, 2022 (UPDATED)
Announcement date	28 June 2023
Status	Update to previous announcement
Reason for the update / change	Update on the (1) default currency and amount in which the dividend will be paid; and (2) exchange rate
Information relating to the dividend
Dividend type	Final
Dividend nature	Ordinary
For the financial year end	31 December 2022
Reporting period end for the dividend declared	31 December 2022
Dividend declared	RMB 5.5 per share
Date of shareholders' approval	12 June 2023
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	HKD 6 per share
Exchange rate	RMB 1 : HKD 1.091
Ex-dividend date	26 June 2023
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	27 June 2023 16:30
Book close period	Not applicable
Record date	27 June 2023
Payment date	14 July 2023
Share registrar and its address	Computershare Hong Kong Investor Services Limited
Shops 1712-1716 17/F, Hopewell Center 183 Queen’s Road East Wan Chai Hong Kong

EF001

Information relating to withholding tax
Details of withholding tax applied to the dividend declared	Not applicable
Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
Other information	Not applicable
Directors of the issuer
As of the date of this announcement, the board of directors comprises Ms. Jingbo Wang, the chairwoman of the board of directors, Mr. Zhe Yin and Ms. Chia-Yue Chang as directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent directors.